

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2013

<u>Via E-mail</u>
Mr. Matthew Harris
Chief Executive Officer
Lenco Mobile Inc.
2025 First Avenue, Suite 320
Seattle, WA 98121

Re: **Lenco Mobile Inc.**
Form 10-K for the fiscal year ended December 31, 2011
Filed June 22, 2012
Form 8-K/A, dated December 23, 2011
Filed February 23, 2012
File No. 000-53830

Dear Mr. Harris:

We issued comments on the above captioned filings on December 14, 2012. On January 25, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352, Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361, or me, at 202-551-3810, if you have any questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Christopher Stanton, General Counsel